[JENKENS & GILCHRIST, LLP LETTERHEAD]

January 12, 2005

Securities and Exchange Commission
Attn: David Ritenour, Esq.
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	PhotoMedex, Inc.
Registration Statement on Form S-3
(File No. 333-120921)

Dear Mr. Ritenour:

Per our conversation with respect to your comment letter, dated December 21, 2004, we wish to respond to your comments regarding the accompanying Pre-Effective Amendment No. 1 to the above-referenced Registration Statement filed by PhotoMedex, Inc. (the “Company”). Our responses correspond to your numbered comments.

1. We have reviewed Items 3S and 4S of the March 1999 supplements to the Commission’s Manual of Publicly Available Telephone Interpretations in light of your comments. We note that the Company believes that it: (i) meets the registrant requirements of Instruction A of Form S-3, and (ii) is eligible to use Form S-3 as a form of primary offering under Instruction B1 of Form S-3.

Notwithstanding the foregoing,, we recognize the issues addressed by your comments relating to "at-market risk" and "irrevocability to purchase," in light of Items 3S and 4S. In light of your comments and the foregoing interpretations, the Company has removed from the registration statement an aggregate of 600,379 shares of common stock held by the selling stockholders, including: (i) 586,123 of the shares that may be issued to Stern Laser in the future under the terms and conditions of the Master Agreement, (ii) 8,006 of the shares relating to warrants that may be issued in the future to GE Capital Corporation under the line of credit agreement, and (iii) 6,250 shares relating to warrants held by Investec (US) Incorporated, which have expired according to their terms. The 214,413 shares remaining in the registration statement relate to currently outstanding shares or shares underlying currently outstanding warrants. Please note the new section entitled "Deregistration of Shares."

2. The Company has identified in the prospectus the selling stockholders who have represented to us that they are affiliated with one or more registered broker-dealers, as requested pursuant to your comment. In addition, the Company has identified, as underwriters, in the prospectus the selling stockholders who have represented to us that they are registered broker-dealers, as requested pursuant to your comment. Please note the revised sections entitled "Plan of Distribution" and "Selling Stockholders."

3. The Company has identified in the prospectus the relevant natural persons who have voting and/or dispositive powers with respect to the Stern Laser securities. Please note the revised section entitled "Selling Stockholders."

4. Our firm has filed an updated opinion as Exhibit 5.1, per your comment.

Very truly yours,

/s/Jeffrey P. Berg

Jeffrey P. Berg
of JENKENS & GILCHRIST, LLP

cc: Dennis M. McGrath
       Davis Woodward